

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2013

Via E-mail
John J. Lipinski
Chief Executive Officer
CVR Refining, LLC
2277 Plaza Drive
Suite 500
Sugar Land, TX 77479

>   **Re: CVR Refining, LLC**
>   **Coffeyville Finance Inc.**
>   **Registration Statement on Form S-4**
>   **Filed May 29, 2013**
>   **File No. 333-188900**

Dear Mr. Lipinski:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed May 29, 2013

General

1.   Please confirm to us that the offer will be open for at least 20 full business days as Exchange Act Rules 14d-1(g)(3) and 14e-1(a) require. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Risk Factors, page 16

You may have difficulty selling the outstanding notes which you do not exchange, page 40

2.   Please eliminate or revise this risk factor insofar as it does not describe a risk of the exchange offer, but rather describes a reason holders might want to exchange their notes. Consider adding this disclosure, and any additional information or detail that you believe is appropriate, to your disclosure regarding the consequences of a failure to exchange at page 158.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Major Influences on Results of Operations, page 50

3.   We note your disclosure that, in 2013, the cost of renewable identification numbers became significantly higher than the costs during the comparable 2012 period. Please disclose the amount you paid during 2012 and the interim periods to purchase renewable identification numbers, as well as an estimate of the range of the costs to obtain the necessary renewable identification numbers for the full year 2013 based upon current prices.

4.   In addition, please describe for us your accounting policy related to your obligation to blend "renewable fuels" in with your transportation fuels and the purchase of renewable identification numbers in lieu of blending. For example, address whether you record a liability for blending deficits at the end of each accounting period and the methodology for recording the liability.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 68

5.   We note that you add back unrealized gains and losses on derivatives in determining adjusted EBITDA, and in your statement of operations you separate realized and unrealized gains and losses on derivatives. Please clarify for us how you calculate the realized portion of the gains and losses. Specifically, tell us whether the realized portion includes gains or losses from prior accounting periods, both in the annual and interim periods.

Business, page 94

Customers, page 100

6.   We note that your largest customer accounted for approximately 10% of your 2012 revenues. In accordance with Item 101(c)(1)(vii) of Regulation S-K, please disclose the name of this customer and its relationship to you or explain to us why you believe this

information is unnecessary. We note the related Risk Factor disclosure at page 26 in that regard.

How to Tender Outstanding Notes for Exchange, page 152

7.   At page 153, you state that you "reserve the absolute right to … waive any defects or irregularities or conditions of the exchange offer as to any particular outstanding note…." Revise to make clear that if you waive a condition for one participant in the exchange, you must waive that condition for all participants.

8.   In your letter of transmittal at Exhibit 99.1, in romanette (iii) in the second full paragraph at page 154, and in the seventh bullet point on page 159, you include language which suggests that your affiliates could participate in this exchange offer. Any participation by your affiliates in this offering would be inconsistent with the no-action letters that you cite in the supplemental correspondence dated May 28, 2013, and upon which you apparently intend to rely.

- Therefore, please explain to us the basis for your reliance on the prior no-action letters, which you cite in your supplemental letter and at pages 158 and 223 of the prospectus. Otherwise, if no affiliates are permitted to participate in the exchange, please revise your disclosure in this document and elsewhere, as appropriate, to remove any suggestion to the contrary.

- Similarly, please revise the disclosure in the last full paragraph on page 7 to make clear that the referenced staff interpretations were set forth in no-action letters to third parties, as you indicate at page 158.

Financial Statements, page F-1

Note 10 – Long-Term Debt, page F-25

2012 Senior Secured Notes, page F-27

9.   Please tell us how you have considered the disclosure requirements of paragraphs (i)(9) and (i)(10) of Rule 3-10 of Regulation S-X.

Letter of Transmittal, Exhibit 99.1

10.   You indicate that the "undersigned understands that tenders of Outstanding Notes pursuant to the instructions hereto will constitute a binding agreement…." Please delete any language in the letter requiring the holder to acknowledge or certify that the holder has "read," "reviewed," or "understands" terms of the exchange offer.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812, or John Cannarella, Staff Accountant, at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Michael A. Levitt, Esq.